

16014981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 31 2016
Washington DC
409

SEC FILE NUMBER
8-66945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 3/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAYPEE INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive, Suite 1700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sorabh Arora 312-254-5044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd, St 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Varun Choudhary, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of Jaypee International, Inc. as of **March 31st 2016**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



"OFFICIAL SEAL"
Alan R Juraska
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Signature

VICE PRESIDENT

Title

Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAYPEE INTERNATIONAL, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION 1.10 UNDER THE COMMODITY EXCHANGE ACT

March 31, 2016



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Jaypee International, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Jaypee International, Inc. and Subsidiary (the "Company") as of March 31, 2016, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes to the consolidated financial statements and supplemental information. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of the Company as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
May 25, 2016

Jaypee International, Inc. and Subsidiary

Statement of Financial Condition

March 31, 2016

Assets

Cash	$	136,842
Receivables from brokerage accounts		775,897
Exchange membership, at cost (market value $88,000)		65,000
Receivable from affiliate		20,480
Equipment (net of accumulated depreciation of $ 174,000)		4,476
Deposits and other		66,914
	$	1,069,609

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses		45,475
	$	45,475

Stockholder's Equity

Common stock, $1 par value; 47,000,000 shares authorized, 44,533,200 shares issued and outstanding		44,533,200
Accumulated (deficit)		(43,509,066)
Total Equity		1,024,134
	$	1,069,609

See accompanying notes.

Jaypee International, Inc. and Subsidiary

Statement of Operations

Year Ended March 31, 2016

Revenue		
Trading losses, net	$	(590,138)
Commissions		463,983
Dividend		8,045
Rebate-SIPA		80,562
Management fee and other income		152,712
		115,164
Expenses		
Employee compensation and benefits		96,000
Commissions and other fees		33,766
Professional fees		59,374
Regulatory fees		35,502
Office expense		36,785
Occupancy		79,347
Depreciation Expense		174,000
Other expenses		69,924
Illinois taxes		59,145
		643,843
Net loss		(528,679)

See accompanying notes.

Jaypee International, Inc. and Subsidiary

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2016

	Common Stock	Accumulated Deficit	Total
Balance at April 1, 2015	$ 44,533,200	$ (42,980,387)	$ 1,552,813
Net loss	-	(528,679)	(528,679)
Balance at March 31, 2016	$ 44,533,200	$ (43,509,066)	$ 1,024,134

See accompanying notes.

Jaypee International, Inc. and Subsidiary

Statement of Cash Flows

Year Ended March 31, 2016

Cash flows from operating activities		
Net loss	$	(528,679)
Depreciation		174,000
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivables from brokerage accounts		(27,940)
Receivable from affiliate		33,498
Deposits and other		7,278
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		44,919
Payroll Taxes payable		(1,306)
Net cash used in operating activities		(298,230)
Cash flows from Investing Activities:		
Purchases of equipment		(1,308)
Net cash used in investing activities		(1,308)
Decrease in cash		(299,538)
Cash at beginning of the year		436,380
Cash at end of the year	$	136,842

See accompanying notes.

1. Organization and Business

Jaypee International, Inc. (JPII) was incorporated in the State of Delaware in June 2003. JPII is the sole owner of Aeon Capital Capital Management Inc. (collectively, "the company"). JPII is registered as a broker-dealer with the Securities and Exchange Commission, is registered as an independent introducing broker under the Commodity Exchange Act, and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company engages in trading of securities, options on securities, futures, options on futures, OTC derivatives, and forward contracts for its own account.

The Company is a wholly owned subsidiary of Jaypee Capital Services, Ltd. (the "Parent"), a securities and futures brokerage firm based in India.

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities, futures, options on futures, and forward transactions are recorded on trade date and carried at fair value based on quoted prices, with resulting gains and losses reflected in income. Unrealized gains and losses from proprietary transactions are reflected in trading gains and losses, net of direct trading expenses. Commission income and expense are recorded on accrual basis.

Principles of Consolidation
The consolidated financial statements include the accounts of Jaypee International, Inc. (parent), and its wholly-owned subsidiary, Aeon Capital Management Inc. All significant inter-company balances and transactions have been eliminated.

Income Taxes
Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its consolidated financial statements.

2. Summary of Significant Accounting Policies, Continued

Securities and Derivatives Valuation
Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management determines that the estimates utilized in preparing consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Exchange Membership
An exchange membership is held for operating purposes and is carried at cost.

3. Fair Value Measurement and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

3. Fair Value Measurement and Disclosure, Continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Derivative instruments that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Over the counter ("OTC") derivative contracts include forward, swap, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products can be modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case of interest rate swap and option contracts. Investments in derivative instruments such as exchange-traded or privately negotiated OTC, and exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Open trade equity in futures is recorded in unrealized gain or loss on open contracts in the statement of financial condition. Gains and losses from investments in U.S. government securities and derivative instruments are included in trading gains in the statement of operations.

3. Fair Value Measurement and Disclosure, Continued

Company held no Level 1, Level 2 or Level 3 investments as of March 31st, 2016.

4. Related Party Transactions

At March 31, 2016, the Company had a receivable from Aeon Emerging Market Fund, LP The receivable was approximately $20,480.

In December 2014 the Company had a currency trading transaction with an affiliate. It was recorded as a revenue item and appropriate resolutions were accordingly passed after a routine regulatory audit. During the year ended March 31st, 2016, the Company has classified the transaction according to its previously filed audited statements and focus reports. At March 31st, 2016, the company had no payable or receivables from the Parent or Jaypee Singapore Pte Ltd. and conducted no business with them during the year.

5. Financial Instruments and Market Risk

FASB ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the consolidated statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

In connection with its proprietary trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options on futures contracts. These financial instruments may have market risk or credit risk in excess of those amounts recorded in the consolidated statement of financial condition.

5. Financial Instruments and Market Risk, Continued

Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

7. Income Taxes

At March 31, 2016, the Company has a net operating loss carryforward available to offset future taxable income of approximately $43,900,000 which expires in years 2023 through 2035. The Company has a deferred tax asset of approximately $17,600,000 arising from this net operating loss carryforward, which is fully reserved as realization is not assured. The deferred tax asset and the valuation allowance decreased by approximately $200,000 during the year ended March 31, 2016.

8. Lease Commitment

The Company conducts its operations in a leased office facility and annual rent is charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor. The Company has obligations under a non-cancelable lease that will expire on September 2017. At March 31, 2016, the aggregate minimum annual rental commitment under this lease is as follows:

2017	$ 41,000
April through September 2017	$ 21,000

Rent expense for the year ended March 31, 2016 totaled approximately $73,000.

9. Minimum Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and an introducing broker subject to the Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, or the amount required by one of its self-regulatory organizations, the National Futures Association.

At March 31, 2016, the Company had net capital and net capital requirements of $867,264 and $100,000, respectively. The net capital rule may effectively restrict stockholder withdrawals.

10. Subsequent Events

Management has evaluated events and transactions from April 1, 2016 through May 25, 2016, the date the consolidated financial statements were issued, noting no material events requiring disclosure in the Company's consolidated financial statements.

Jaypee International, Inc. and Subsidiary **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17 of the Commodity Exchange Act

March 31, 2016

Computation of net capital		
Total stockholder's equity		$ 1,024,134
Deduct stockholder's equity not allowable for Net Capital		0
Total stockholder's equity qualified for net capital		1,024,134
Deductions and /or charges:		
Nonallowable assets:		
Receivable from affiliate	20,480	
Equipment	4,476	
Exchange membership	65,000	
Deposits and other	66,914	(156,870)
Commodity futures contracts and spot commodities proprietary capital charges		0
Net capital before haircuts on securities positions		867,264
Haircuts on securities:		
Haircut on other securities		
Undue Concentration Charges	$	0
Net capital		$ 867,264
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Excess net capital		$ 767,264
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 45,475
Ratio of aggregate indebtedness to net capital		% 5.24

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II of form X-17-A-5 as of March 31, 2016 and pursuant to CFTC rule 1.17.

See accompanying notes.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Jaypee International, Inc. and Subsidiary

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Jaypee International, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended March 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
May 25, 2016



JAYPEE INTERNATIONAL INC.
30 S. WACKER DR, SUITE1700, CHICAGO,IL, 60606
TEL: +1 312 254 5044 FAX: +1 312 275 7300
Email: info@jaypeeusa.com, website: www. jaypeeusa.com

Jaypee International, Inc.'s Exemption Report

Jaypee International, Inc. (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17 a – 5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent financial year without exception.

Jaypee International, Inc.

I, Varun Choudhary swear (or affirm) that, to the best knowledge and belief, this exemption Report is true and correct.

V. Choudhary

Varun Choudhary

Vice President

May 25th , 2016

JAYPEE INTERNATIONAL, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

March 31, 2016

OATH OR AFFIRMATION

I, Varun Choudhary, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of Jaypee International, Inc. as of **March 31st 2016**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
Alan R Juraska
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Signature

VICE PRESIDENT

Title

Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66945

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 AND ENDING 3/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAYPEE INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive, Suite 1700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sorabh Arora 312-254-5044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd, St 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

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- [ ] Public Accountant
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Jaypee International, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Jaypee International, Inc. and Subsidiary (the "Company") as of March 31, 2016, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes to the consolidated financial statements and supplemental information. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of the Company as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
May 25, 2016

Jaypee International, Inc. and Subsidiary

Statement of Financial Condition

March 31, 2016

Assets		
Cash	$	136,842
Receivables from brokerage accounts		775,897
Exchange membership, at cost (market value $88,000)		65,000
Receivable from affiliate		20,480
Equipment (net of accumulated depreciation of $ 174,000)		4,476
Deposits and other		66,914
	$	1,069,609
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses		45,475
	$	45,475
Stockholder's Equity		
Common stock, $1 par value; 47,000,000 shares authorized, 44,533,200 shares issued and outstanding		44,533,200
Accumulated (deficit)		(43,509,066)
Total Equity		1,024,134
	$	1,069,609

See accompanying notes.

Jaypee International, Inc. and Subsidiary

Statement of Operations

Year Ended March 31, 2016

Revenue		
Trading losses, net	$	(590,138)
Commissions		463,983
Dividend		8,045
Rebate-SIPA		80,562
Management fee and other income		152,712
		115,164
Expenses		
Employee compensation and benefits		96,000
Commissions and other fees		33,766
Professional fees		59,374
Regulatory fees		35,502
Office expense		36,785
Occupancy		79,347
Depreciation Expense		174,000
Other expenses		69,924
Illinois taxes		59,145
		643,843
Net loss		(528,679)

See accompanying notes.

Jaypee International, Inc. and Subsidiary

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2016

	Common Stock	Accumulated Deficit	Total
Balance at April 1, 2015	$ 44,533,200	$ (42,980,387)	$ 1,552,813
Net loss	-	(528,679)	(528,679)
Balance at March 31, 2016	$ 44,533,200	$ (43,509,066)	$ 1,024,134

See accompanying notes.

Jaypee International, Inc. and Subsidiary

Statement of Cash Flows

Year Ended March 31, 2016

Cash flows from operating activities		
Net loss	$	(528,679)
Depreciation		174,000
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivables from brokerage accounts		(27,940)
Receivable from affiliate		33,498
Deposits and other		7,278
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		44,919
Payroll Taxes payable		(1,306)
Net cash used in operating activities		(298,230)
Cash flows from Investing Activities:		
Purchases of equipment		(1,308)
Net cash used in investing activities		(1,308)
Decrease in cash		(299,538)
Cash at beginning of the year		436,380
Cash at end of the year	$	136,842

See accompanying notes.

1. Organization and Business

Jaypee International, Inc. (JPII) was incorporated in the State of Delaware in June 2003. JPII is the sole owner of Aeon Capital Capital Management Inc. (collectively, "the company"). JPII is registered as a broker-dealer with the Securities and Exchange Commission, is registered as an independent introducing broker under the Commodity Exchange Act, and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company engages in trading of securities, options on securities, futures, options on futures, OTC derivatives, and forward contracts for its own account.

The Company is a wholly owned subsidiary of Jaypee Capital Services, Ltd. (the "Parent"), a securities and futures brokerage firm based in India.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities, futures, options on futures, and forward transactions are recorded on trade date and carried at fair value based on quoted prices, with resulting gains and losses reflected in income. Unrealized gains and losses from proprietary transactions are reflected in trading gains and losses, net of direct trading expenses. Commission income and expense are recorded on accrual basis.

Principles of Consolidation

The consolidated financial statements include the accounts of Jaypee International, Inc. (parent), and its wholly-owned subsidiary, Aeon Capital Management Inc. All significant inter-company balances and transactions have been eliminated.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its consolidated financial statements.

2. Summary of Significant Accounting Policies, Continued

Securities and Derivatives Valuation
Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management determines that the estimates utilized in preparing consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Exchange Membership
An exchange membership is held for operating purposes and is carried at cost.

3. Fair Value Measurement and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

3. Fair Value Measurement and Disclosure, Continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Derivative instruments that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Over the counter ("OTC") derivative contracts include forward, swap, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products can be modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case of interest rate swap and option contracts. Investments in derivative instruments such as exchange-traded or privately negotiated OTC, and exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Open trade equity in futures is recorded in unrealized gain or loss on open contracts in the statement of financial condition. Gains and losses from investments in U.S. government securities and derivative instruments are included in trading gains in the statement of operations.

3. Fair Value Measurement and Disclosure, Continued

Company held no Level 1, Level 2 or Level 3 investments as of March 31st, 2016.

4. Related Party Transactions

At March 31, 2016, the Company had a receivable from Aeon Emerging Market Fund, LP The receivable was approximately $20,480.

In December 2014 the Company had a currency trading transaction with an affilate. It was recorded as a revenue item and appropriate resolutions were accordingly passed after a routine regulatory audit. During the year ended March 31st, 2016, the Company has classified the transaction according to its previously filed audited statements and focus reports. At March 31st, 2016, the company had no payable or receivables from the Parent or Jaypee Singapore Pte Ltd. and conducted no business with them during the year.

5. Financial Instruments and Market Risk

FASB ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the consolidated statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

In connection with its proprietary trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options on futures contracts. These financial instruments may have market risk or credit risk in excess of those amounts recorded in the consolidated statement of financial condition.

5. Financial Instruments and Market Risk, Continued

Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

7. Income Taxes

At March 31, 2016, the Company has a net operating loss carryforward available to offset future taxable income of approximately $43,900,000 which expires in years 2023 through 2035. The Company has a deferred tax asset of approximately $17,600,000 arising from this net operating loss carryforward, which is fully reserved as realization is not assured. The deferred tax asset and the valuation allowance decreased by approximately $200,000 during the year ended March 31, 2016.

8. Lease Commitment

The Company conducts its operations in a leased office facility and annual rent is charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor. The Company has obligations under a non-cancelable lease that will expire on September 2017. At March 31, 2016, the aggregate minimum annual rental commitment under this lease is as follows:

2017	\$ 41,000
April through September 2017	\$ 21,000

Rent expense for the year ended March 31, 2016 totaled approximately \$73,000.

9. Minimum Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and an introducing broker subject to the Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or \$100,000, whichever is greater, as these terms are defined, or the amount required by one of its self-regulatory organizations, the National Futures Association.

At March 31, 2016, the Company had net capital and net capital requirements of \$867,264 and \$100,000, respectively. The net capital rule may effectively restrict stockholder withdrawals.

10. Subsequent Events

Management has evaluated events and transactions from April 1, 2016 through May 25, 2016, the date the consolidated financial statements were issued, noting no material events requiring disclosure in the Company's consolidated financial statements.

Jaypee International, Inc. and Subsidiary **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17 of the Commodity Exchange Act

March 31, 2016

Computation of net capital		
Total stockholder's equity		$ 1,024,134
Deduct stockholder's equity not allowable for Net Capital		0
Total stockholder's equity qualified for net capital		1,024,134
Deductions and /or charges:		
Nonallowable assets:		
Receivable from affiliate	20,480	
Equipment	4,476	
Exchange membership	65,000	
Deposits and other	66,914	(156,870)
Commodity futures contracts and spot commodities proprietary capital charges		0
Net capital before haircuts on securities positions		867,264
Haircuts on securities:		
Haircut on other securities		
Undue Concentration Charges	$	0
Net capital		$ 867,264
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Excess net capital		$ 767,264
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 45,475
Ratio of aggregate indebtedness to net capital		% 5.24

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II of form X-17-A-5 as of March 31, 2016 and pursuant to CFTC rule 1.17.

See accompanying notes.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Jaypee International, Inc. and Subsidiary

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Jaypee International, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended March 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
May 25, 2016



JAYPEE INTERNATIONAL INC.

30 S. WACKER DR, SUITE1700, CHICAGO,IL, 60606
TEL: +1 312 254 5044 FAX: +1 312 275 7300
Email: info@jaypeeusa.com, website: www. jaypeeusa.com

Jaypee International, Inc.'s Exemption Report

Jaypee International, Inc. (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17 a – 5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent financial year without exception.

Jaypee International, Inc.

I, Varun Choudhary swear (or affirm) that, to the best knowledge and belief, this exemption Report is true and correct.

V. Choudhary

Varun Choudhary

Vice President

May 25th , 2016